March 8, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attn: Hagen J. Ganem

Re: Your Comment Letter dated February 23, 2010, related to WD-40 Company Form 10-K, for the fiscal year ended August 31, 2009, Filed October 16, 2009, Definitive Proxy Statement on Schedule 14A, Filed on October 28, 2009; File number 000-06936

Ladies and Gentlemen:

We have prepared the following responses to your comments and questions related to the abovementioned reports. Each response has been numbered to correspond to your numbered comments.

FORM 10-K

Item 1. Business, page 1

Financial Information About Foreign and Domestic Operations, page 5

1)	Comment: In future filings, please disclose your long-lived assets by geography over the last three fiscal years. Alternatively, provide a cross-reference to this information in your financial statements. See Item 101(d)(1)(ii) of Regulation S-K.

Response: In future filings, we will cross-reference disclosure of our long-lived assets by geography to our financial statements by revising our disclosure in the Financial Information About Foreign and Domestic Operations section of Item 1. Business as follows (updates underlined and bolded):

“For detailed information about the Company’s foreign and domestic operations, including net sales and total assets by reportable segment and long-lived assets by geography, refer to Note 14 – Business Segments and Foreign Operations of the notes to the consolidated financial statements, included in Item 15 of this report.”

In future filings, long-lived assets by geography over the last three fiscal years will be disclosed in the Business Segments and Foreign Operations note to the Company’s consolidated financial statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 46

2)	Comment: In future filings please provide the disclosure required by Item 404(b) of Regulation S-K with respect to your policies and procedures for reviewing, approving, or ratifying related party transactions.

Response: In future filings we will incorporate by reference to the Company’s Proxy Statement enhanced disclosure relating to the Company’s policies and procedures for the review, approval and ratification of related party transactions by the Audit Committee of the Board of Directors.

Item 15. Exhibits, Financial Statement Schedules, page 47

3)	Comment: Please file with your next periodic report or with a current report on Form 8-K the agreements (including all of their exhibits and schedules) underlying both your $10 million revolving credit line and your $75 million, 7.28% fixed-rate term loan, as described in your management’s discussion and analysis section. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company will file the agreements, including all of their exhibits and schedules, for its $10 million revolving credit line and its $75 million, 7.28% fixed-rate term loan as exhibits to its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2010.

Definitive Proxy Statement on Schedule 14A

Compensation Committee Interlocks and Insider Participation, page 12

4)	Comment: With a view towards future disclosure, please tell us whether any of the relationships described under Item 407(e)(4)(iii) of Regulation S-K existed during the last fiscal year.

Response: None of the relationships described under Item 407(e)(4)(iii) of Regulation S-K existed during the Company’s fiscal year ended August 31, 2009. In future filings of the Company’s Proxy Statement, we will include a disclosure with respect to the existence of such relationships under the appropriate heading without regard to whether or not any such relationships have existed during the prior fiscal year.

Compensation Discussion and Analysis, page 13

Executive Compensation Philosophy and Framework, page 14

Target Pay Position/Mix of Pay, page 14

5)

Comment: We note that you target total compensation for your named executive officers at the 50th percentile relative to the market. With a view towards future disclosure, please tell us where actual total compensation for each of your named executive officers fell in relation to this benchmark, and discuss your reasons for paying any named executive officer significantly above or below this targeted percentile.

Response: The following table sets forth the total compensation for each named executive officer (as reported based on cash compensation received in salary and bonus plus the grant date fair value of equity compensation) for the prior fiscal year together with the relative benchmark percentile for each officer.

	Base Salary	Annual Bonus Earned	Grant Value of Stock Awards	Total Compensation	Total Comp Position vs Market
Garry O. Ridge	$573,092	$227,956	$366,000	$1,167,048	40th percentile
Jay W. Rembolt	$222,600	$53,088	$160,125	$435,813	35th percentile
Michael J. Irwin	$286,848	$55,370	$160,125	$502,343	25th percentile
Michael L. Freeman	$279,990	$27,906	$160,125	$468,021	30th percentile
William B. Noble	$299,364	$89,809	$160,125	$549,298	N/A	*

*	Market data was insufficient for Mr. Noble as to total compensation. As to cash compensation (salary and bonus), his compensation was at the 35th percentile.

Total compensation for each of the named executive officers fell below the target 50th percentile due to performance incentive bonus compensation earned by each named executive officer in amounts that were less than the maximum opportunity and awards of equity compensation that were lower than target levels previously established by the committee. In considering equity awards for fiscal year 2008, the committee determined that past equity compensation (and total compensation) provided to the executive officers had been low relative to market. The increased target levels of equity awards were not fully carried forward for fiscal year 2009 due to overall burn rate and equity plan budgeting limitations established by the committee. These considerations were discussed under the heading, Equity Compensation, in the Compensation Discussion and Analysis section of the Company’s Proxy Statement at page 20.

Our future filings will include disclosures with respect to total executive officer compensation relative to the market and the target percentile consistent with the foregoing.

Executive Officer Compensation Decisions, page 15

Base Salary: Fiscal Year 2009, page 15

6)	Comment: We note that in determining salary levels for your named executive officers, your compensation committee evaluated individual and company performance in addition to benchmarking data. With a view towards future disclosure, please tell us the elements of individual and company performance considered by your compensation committee in determining base salaries. See Item 402(b)(1)(v) and (2)(v) and (vii) of Regulation S-K.

Response: In determining base salaries for each of the Company’s executive officers, the Compensation Committee of the Board of Directors considers factors in addition to benchmarking data. These factors were generally outlined in the Company’s Proxy Statement disclosures at pages 15 and 16 under the headings, Base Salary: Process and Base Salary: Fiscal Year 2009. The particular individual and company performance measures considered for each named executive officer were generally dependent upon elements identified in each individual’s evaluation process for the prior year, including annual goals for such year. For the CEO, these factors were outlined in the discussion at page 16 of the Proxy Statement, identified as “mutually agreed upon targets and goals around growth, innovation, leadership, earnings and customer relations.” These targets and goals related to both individual and company performance. For the other named executive officers, individual performance elements considered in this process included elements such as governance and risk, compliance, forecasting and financial reporting for the CFO; strategic growth and earnings for Mr. Irwin, Executive Vice President, Strategic Development; and leadership, teamwork, execution and growth for Mr. Freeman, Division President, the Americas, and for Mr. Noble, Managing Director, Europe. The committee also considered the Company’s overall performance, with a focus on earnings and revenues, in assessing the appropriateness of salary increases for each of the named executive officers as discussed at page 16 of the Proxy Statement.

Our future filings will include enhanced disclosures consistent with the foregoing.

Performance Incentive Program, page 16

7)	Comment: With a view towards future disclosure, please explain why the Global EBITDA targets applicable to your chief executive and chief financial officers are different from those applied to your other named executive officers under the Performance Incentive Program.

Response: For all employees other than the CEO and CFO, the annual incentive program for fiscal year 2009 provided for 3 levels of possible bonus achievement. As detailed in the example provided at pages 19 and 20 of the Company’s Proxy Statement under the heading, Performance Incentive Program, the performance measures for the first two levels for Mr. Irwin, Executive Vice President for Strategic Development, was Segment EBITDA, weighted across all 3 of the Company’s reporting segments. The performance measures for the first and second levels for Mr. Freeman, Division President for the Americas, and for Mr. Noble, Managing Director for Europe, were Segment EBITDA for their respective reporting segments. In each case, the first level threshold performance target represented a base level of Company performance (generally equal to, but occasionally less than (based on expected results), the prior year’s results for such measure) and the second level was a stretch target beyond the first level maximum goal. The third level performance measure for each of the officers other than the CEO and the CFO was Global EBITDA with a minimum level of achievement equal to an established goal generally aligned with the maximum targets for performance for the measures under the first level.

As noted in the discussion at pages 16 and 17 of the Company’s Proxy Statement under the heading, Performance Incentive Program, the Compensation Committee of the Board of Directors concluded that the incentive bonus program for the CEO and the CFO would provide a better linkage between their cash compensation and overall Company performance by limiting the applicable performance measure for their bonus compensation to Global EBITDA. In order to do this effectively, the committee concluded that only two levels of achievement would be appropriate, each representing 50% of the bonus opportunity. The committee concluded that the first level performance should represent achievement within a range from the prior year performance to the established minimum level achievement for Global EBITDA as required for achievement of bonus potential under the third level applicable to all employees and the other named executive officers as discussed above. For the second level applicable to the CEO and the CFO, the committee concluded that achievement of 110% of the target level of Global EBITDA would provide an appropriate incentive to those executives to achieve a level of overall Company performance that would generate bonus compensation for all employees and significantly increased earnings for the benefit of the Company’s stockholders.

The committee recognized that the CEO and CFO could achieve the full bonus opportunity with Company earnings that would be less than the amount required for all other employees and the other executive officers to achieve their full bonus opportunities. The committee concluded that the potential for such bonus achievement by the CEO and CFO based on a lesser level of earnings than would be required for maximum bonus payouts to other employees was warranted due to the fact that the other employees would have opportunities to earn bonus compensation based on the achievement of other performance measures, not solely limited to overall Company performance as measured by Global EBITDA. In reaching this conclusion, the committee considered possible outcomes to assess potential payouts for the CEO and CFO relative to payouts to the other executive officers.

In future filings, we will include disclosures consistent with the foregoing relative to differences in performance measure targets applicable to individual named executive officers.

8)	Comment: In future filings, please disclose each award on a separate line. For example, we note that the cash awards were made pursuant to your Performance Incentive Program and the restricted stock unit awards were made pursuant to your Stock Incentive Plan. See Instruction 1 to item 402(d) of Regulation S-K.

Response: In future filings, each award will be disclosed on a separate line in the Grants of Plan-Based Awards table.

Change of Control Severance Agreements, page 30

9)	Comment: In future filings, please include a total column in your severance compensation table.

Response: In future filings, a total column will be included in the severance compensation table.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments, and hope that we have adequately addressed them with the foregoing responses. If you should have any questions, please feel free to contact me at (619) 275-1400 ext. 1116.

Sincerely,

/s/ JAY W. REMBOLT
Jay W. Rembolt
Vice President and Chief Financial Officer
WD-40 Company